Exhibit 14.1

ORBIMAGE Inc.
Code of Business Conduct and Ethics

Introduction

     ORBIMAGE Inc. and its subsidiaries (the “Company”) commits to be an ethical and law-abiding company, and requires its employees to fulfill this goal through their own conduct. This Code of Business Conduct and Ethics (the “Code”) summarizes the values, principles and business practices that guide our business conduct. This Code sets out a set of basic principles to guide employees, officers and directors (collectively referred to as “employees”) regarding the minimum requirements expected of them; however, this Code does not provide a detailed description of all employee policies. This Code supplements our existing Human Resources Policies and our Employee Handbook which are published on the lntranet.

     This Code is designed to promote honest and ethical conduct, including the avoidance, and ethical handling, of conflicts of interest between personal and professional relationships, and compliance with applicable law, rules and regulations. It is also designed to facilitate and encourage prompt reporting of Code violations and promote accountability for adherence to the Code and principles underlying the Code.

     It is the responsibility of all the people at the Company to maintain a work environment that fosters fairness, respect and integrity; and it is our Company policy to be lawful, highly-principled and socially responsible in all our business practices. All employees are expected to become familiar with this Code and to apply these guiding principles in the daily performance of their job responsibilities. All employees of the Company are responsible for complying with this Code. This Code should also be provided to and adhered to by every agent. consultant or representative of the Company.

     All employees are expected to seek the advice of their supervisor, manager or other appropriate persons within the Company when questions arise about issues discussed in this Code and any other issues that may implicate the ethical standards or integrity of the Company or any of its employees. Compliance procedures are set forth in Section 14 of this Code.

     The Company’s Human Resources Department will oversee the ethics and compliance effort and serve as a resource to employees by providing information and guidance regarding legal compliance and ethical conduct issues. If you have any questions or concerns regarding the specifics of any policy or your legal or ethical obligations, please contact your supervisor or the Human Resources Department at 703-480-7536. The fraud hotline and website provided by the Company are also available to those who wish to report Code violations (toll-free telephone number, 866-297-0224, and website, www.ethicspoint.com). The fraud hotline and website are designed to make sure that all questions are handled discreetly and thoroughly. The fraud hotline and website are available 24 hours a day, seven days a week and are operated and staffed by an independent company of trained specialists. See Section 14 of this Code for additional information about the fraud hotline and website.

     Taking actions to prevent problems is part of our Company’s culture. If you observe possible unethical or illegal conduct you are encouraged to report your concerns. If you report, in good faith, what you suspect to be illegal or unethical activities, you should not be concerned about retaliation from others. Any employees involved in retaliation will be subject to serious disciplinary action by the Company.

     Failure to abide by the guidelines addressed in this Code will lead to disciplinary action, up to and including dismissal where appropriate. If you are in a situation which you believe may violate or lead to a violation of this Code, you are urged to follow the guidelines described in Section 14 of this Code.

Compliance with Laws, Rules and Regulations

     The Company has a long-standing commitment to conduct its business in compliance with applicable laws and regulations and in accordance with the highest ethical principles. This commitment helps ensure the Company’s reputation for honesty, quality and integrity.

     The Company requires that all employees respect and obey all applicable laws. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers, the Human Resources Department or other appropriate personnel.

     The Company is regulated by a number of governmental agencies, including but not limited to the Securities and Exchange Commission (“SEC”), the Federal Communications Commission (“FCC”) and the National Oceanic and Atmospheric Administration (“NOAA”). The SEC oversees the Company’s reporting and public disclosure compliance. NOAA and the FCC oversee technical and operational characteristics of the Company’s satellites and other operating systems. The Company has developed policies and procedures to address requirements issued by each of these regulatory agencies. For more information on the Company’s SEC compliance policy, please see the Company’s Insider Trading Policy. Compliance with these policies and procedures is required and expected.

     If you become aware of the violation of any law, rule or regulation by the Company, or suspect that the Company may be in violation of any law, rule or regulation, it is your responsibility to promptly report the matter to your supervisor or the Human Resources Department, as appropriate. You may also use the Ethics hotline or website.

2. Conflicts of Interest

     A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of the Company. A conflict situation can arise when an employee takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively or to act in the Company’s best interests. Conflicts of interest are prohibited as a matter of Company policy. You should also conduct yourself in a manner that avoids even the appearance of conflict between your personal interests and those of the Company. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management or the Company’s Human Resources Department. Please refer to the Company’s Conflict of Interest and Outside Employment policies which can be found in the Employee Handbook.

     ORBIMAGE requires the disclosure of any situation that is or could be a conflict. A written disclosure should initially be mad to the employee’s supervisor who, along with the employee, will report the conflict or potential conflict to higher levels of management or the Company’s Human Resources Department.

     Circumstances that could involve conflicts of which should be avoided include:

•	personal or family financial interest in a competitor, supplier or customer;

•	employment by, including acting as a consultant to, a competitor, supplier or customer in any capacity;

•	acceptance from those seeking to do business with ORBIMAGE of entertainment, gifts, payments or services that have more than a nominal value; or

•	business dealings with a firm owned or controlled by an employee or family member.

     There are rules and regulations relating to employment of former government employees and former military personnel other than secretarial, clerical, or other lower-salary-grade former government employees or military personnel that would prohibit their employment or retention as consultants or impose restrictions on the duties they may perform as employees or consultants of ORBIMAGE. The company and any such potential employee or consultant must strictly abide by these rules and regulations to avoid any possibility of illegality.

3. Insider Trading

     Employees who have material non-public information about the Company or other companies, including our suppliers and customers, are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. In order to ensure compliance with federal securities laws and avoid even the appearance of an improper transaction the Company has established corporate policies relating to insider trading and communications to the public. All employees are required to comply with the Company’s insider trading and disclosure policies. In addition to potential civil and criminal liability under applicable securities laws, violation of the securities laws and trading and disclosure policies is grounds for discipline by the Company. If you have any questions, please consult the Company’s Human Resources Department.

4. Corporate Opportunities

     Employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. Employees are prohibited (without the consent of the Board of Directors or an appropriate committee thereof) from (1) taking for themselves personally opportunities that are discovered through the use of corporate property, information or their position, (2) using corporate property, information or their position for personal gain and/or (3) competing with the Company directly or indirectly.

5. Competition and Fair Dealing

     The Company believes that the welfare of consumers is best served by economic competition. Our policy is to compete vigorously, aggressively and successfully in today’s increasingly competitive business climate and to do so at all times in compliance with all applicable antitrust, competition and fair dealing laws in all the markets in which we operate. We seek to excel while operating honestly and ethically, never through taking unfair advantage of others. Each employee should endeavor to deal fairly with the Company’s customers, suppliers, competitors and other employees. No one should take unfair advantage through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practices.

     The antitrust laws of many jurisdictions are designed to preserve a competitive economy and promote fair and vigorous competition. We are all required to comply with these laws and regulations. Employees involved in marketing, sales and purchasing, contracts or in discussions with competitors have a particular responsibility to ensure that they understand our standards and are familiar with applicable competition laws. In order to insure compliance with all of the relevant laws regarding competition and fair dealing, the Company has established a Policy on Competition and Fair Dealing. All employees are required to comply with the Policy on Competition and Fair Dealing Because these laws are complex and can vary from one jurisdiction to another, employees should seek the advice of their manager or someone in the Company’s Human Resources Department when questions arise.

6. Discrimination and Harassment

     The Company is committed to providing a work environment that values diversity among its employees. All human resources policies and activities of the Company intend to create a respectful workplace in which every individual has the incentive and opportunity to reach his or her highest potential. It is the responsibility of every Company employee to adhere to the policies and procedures with respect to discrimination and harassment set forth in the Company’s Harassment policy (please refer to the Company’s Employee Handbook for more information). Because employment-related laws are complex and vary from state to state and country to country, supervisors should obtain the advice of someone in the Company’s Human Resources Department in advance whenever there is any doubt as to the lawfulness of any proposed action or inaction that is employment related.

7. Health and Safety

     The Company strives to provide each employee with a safe and healthy work environment. Each employee has a responsibility to ensure that our operations and our products meet applicable government or Company standards, whichever is more stringent. All employees are required to be alert to environmental and safety issues and to be familiar with environmental, health and safety laws and Company policies applicable to their area of business. Threats or acts of violence and physical intimidation are not permitted. The use of illegal drugs in the workplace will not be tolerated. Since these laws are complex and subject to frequent changes, you should obtain the advice of someone in the Company’s Human Resources Department whenever there is any doubt as to the lawfulness of any action or inaction. Please refer to the Company’s Employee Handbook for more information.

8. Record-Keeping and Retention

     Many persons within the Company record or prepare some type of information during their workday, such as time cards, financial reports, accounting records, business plans, environmental reports, injury and accident reports, expense reports, and so on. Many people, both within and outside the Company, depend upon these reports to be accurate and truthful for a variety of reasons. These people include our employees, governmental agencies, auditors and the communities in which we operate. Also, the Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. We maintain the highest commitment to recording information accurately and truthfully.

     All financial statements and books, records and accounts of the Company must accurately reflect transactions and events and conform both to applicable legal requirements and accounting principles and also to the Company’s system of internal accounting. As a Company employee, you have the responsibility to ensure that false or intentionally misleading entries are not made by you, or anyone who reports to you, in the Company’s accounting records. Regardless of whether reporting is required by law, dishonest reporting within the Company, or to organizations or people outside the Company, is strictly prohibited. All officers and employees of the Company that are responsible for financial or accounting matters are also required to ensure the full, fair, accurate, timely and understandable disclosure in all periodic reports required to by filed by the Company with the SEC. This commitment and responsibility extends to the highest levels of our organization, including our Chief Executive Offices (“CEO”), principal financial officer and principal accounting officer.

     Employees with concerns regarding questionable accounting or auditing matters or complaints regarding accounting, internal accounting controls or auditing matters may confidentially, and anonymously if they wish, submit such concerns or complaints by utilizing the procedures set forth in the Company’s Employee Handbook. All such concerns and complaints will be forwarded to a member of the Audit Committee of the Board of Directors. The fraud hotline is available 24 hours a day, seven days a week at toll-free telephone number, 866-297-0224, and the website, is accessible at www.ethicspoint.com. See Section 14 of this Code for additional information about the fraud hotline or website.

     Properly maintaining corporate records is of the utmost importance. To address this concern, records are maintained for required periods. These controls should be reviewed regularly by all employees and followed consistently. In accordance with these policies, in the event of litigation or governmental investigation, please consult the Company’s Human Resources Department.

     The Company recognizes that the guidelines in this Section 8 are not applicable to the Company’s Outside Directors.

9. Confidentiality

     Information is one of our most valuable corporate assets, and open and effective dissemination of information is critical to our success. However, much of our Company’s business information is confidential or proprietary. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or our customers, if disclosed. Employees must maintain the confidentiality of confidential information entrusted to them by the Company, except when disclosure is authorized by the Company’s Executive Management, Human Resources Department or required by laws or regulations.

10. Public Disclosures and Representations

     All Company information disclosed to the public or others shall be accurate and not misleading. Any materials intended for distribution to the public and any communications with third parties are subject to prior approval and shall otherwise comply with the Company’s policy on contact with the media, Insider Trading Policy and disclosure controls and procedures. Information required to be disclosed in accordance with applicable securities laws, rules and regulations shall be reported in a timely fashion and in accordance with such laws, rules and regulations.

     The Company has established special disclosure controls and procedures to ensure that information required to be disclosed in reports filed with the SEC is in fact disclosed promptly and in accordance with applicable laws, rules and regulations. Each financial officer, together with the persons acting under his or her direction, shall ensure that the financial statements, and other financial information included in the report, shall fairly present in all material respects the financial condition and results of operation of the Company as of, and for, the periods presented in the report, and each such financial officer and each other employee involved in the preparation of such reports shall ensure that all other information required to be disclosed is properly disclosed. It is illegal and a violation of this Code for any officer or director, or any other person acting under his or her direction, to fraudulently induce, coerce, manipulate or mislead any independent auditor engaged to perform an audit of the Company’s financial statements for the purpose of rendering such statements materially misleading or otherwise violate applicable laws, rules and regulations.

     If you have questions pertaining to or are aware of any actual or potential violation described above, please contact your supervisor or the Human Resources Department, or follow the other procedures described in Section 14, “Reporting and Compliance Procedures,” of this Code.

11. Protection and Proper Use of Company Assets

     All employees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment and software should not be used for non-Company business, though incidental personal use may be permitted. Every person who has control of or access to Company funds and associated records is personally accountable to the Company for their safekeeping. When spending Company money or personal money that will be reimbursed, you should ensure that the Company receives proper value in return.

     Anyone approving the accuracy of any voucher or bill should have a reasonable basis for believing the expense and amounts involved are proper. Special policies and procedures have been developed for use of the Company’s computer and electronic mail systems, and travel and entertainment expenses, to which adherence is required and expected.

     The obligation of employees to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, customer and employee account information, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

     If you have questions pertaining to or are aware of any actual or potential violation described above, please contact your supervisor, the Human Resources Department, or follow the other procedures described in Section 14, “Reporting and Compliance Procedures,” of this Code.

12. Waivers of the Code of Business Conduct and Ethics

     Any change in or waiver of this Code for executive officers (including our CEO, Chief Operating Officer (“COO”), principal financial officer, controller or principal accounting officer) or directors may be made only by the Board or a Board committee and will be promptly disclosed as required by law or NASDAQ regulation.

13. Failure to Comply

     No Code can address all specific situations. It is, therefore, each employee’s responsibility to apply the principles set forth in this Code in a responsible fashion and with the exercise of good judgment and common sense. If something seems unethical or improper, it likely is. Always remember: If you are unsure of what to do in any situation, seek guidance before you act.

     A failure by any employee to comply with the laws or regulations governing the Company’s business, this Code or any other Company policy or requirement may result in disciplinary action up to and including termination, and, if warranted, legal proceedings. All employees are expected to cooperate in internal investigations of misconduct.

14. Reporting and Compliance Procedures

     Every employee has the responsibility to ask questions, seek guidance, report suspected violations and express concerns regarding compliance with this Code. Any employee who knows or believes that any other employee or representative of the Company has engaged or is engaging in Company-related conduct that violates applicable law or this Code should report such information to his or her supervisor or the Human Resources Department, as described below. You man report such conduct openly or anonymously without fear of retaliation. The company will not discipline, discriminate against or retaliate against any employee who reports such conduct in good faith, whether or not such information is ultimately proven to be correct, or who cooperates in any investigation or inquiry regarding such conduct. Any supervisor who receives a report of a violation of this code must immediately inform the General Counsel or the Director of Human Resources.

     You may report violations of this Code, on a confidential or anonymous basis, by contacting the Company’s General Counsel at 703-480-5672 or the Human Resources Department at 703-480-7536. In addition, the Company has established a toll-free telephone number, 866-297-0224, and website, www.ethicspoint.com, where you can report any violation or suspected violation of this Code to an independent agency designated to respond to these reports. While we prefer that you identify yourself when reporting violations so that we may follow up with you, as necessary, for additional information, you may communicate anonymously if you wish.

     If the General Counsel or the Director of Human Resources receives information regarding an alleged violation of this Code, he or she shall, as appropriate, (a) evaluate such information, (b) if the alleged violation involves an executive officer or a director, inform the Board of Directors or a committee thereof, and, if not involving such officers, the CEO, CFO, Chief Operating Officer (“COO”), and General Counsel of the alleged violation, (c) determine whether it is necessary to conduct an informal inquiry or a formal investigation and, if so, initiate such inquiry or investigation and (d) report the results of any such inquiry or investigation, together with a recommendation as to disposition of the matter, to the CEO, CFO, COO, General Counsel and the Board of Directors or committee thereof and to the Department Head, as appropriate, for action, or if the alleged violation involves an executive officer or a director, report the results of any such inquiry or investigation to the Board of Directors or an committee thereof. Employees are expected to cooperate fully with any inquiry or investigation by the Company regarding an alleged violation of this Code. Failure to cooperate with any such inquiry or investigation may result in disciplinary action, up to an including discharge.

     The Company shall determine whether violations of this Code have occurred and, if so, shall determine the disciplinary measures to be taken against any employee who has violated this Code. In the event that the alleged violation involves an executive officer or a director, the Audit Committee of the of the Board of Directors shall determine whether a violation of this Code has occurred and, if so, shall determine the disciplinary measures to be taken against such executive officer or director.

     Failure to comply with the standard outlined in this Code will result in disciplinary action including, but not limited to, reprimands, warnings, probation, or suspension without pay, demotions, reduction in salary, discharge and restitution. Moreover, any supervisor who directs or approves of any conduct in violation of this Code, or who has knowledge of such conduct and does not immediately report it, also will be subject to disciplinary action, up to and including discharge. Although the Company generally supports a philosophy of progressive discipline, a violation of this Code, or any other Company rule or policy is sufficient grounds for disciplinary action ranging from a verbal or written warning, to suspension without pay, to immediate termination. The Company is not required to give any particular level of discipline prior to discharging an employee, and neither this Code nor the Company’s disciplinary policies limit in any way the Company’s right to dismissal for any reason or no reason.

     Certain violations of this Code may require the Company to refer the matter to the appropriate governmental or regulatory authorities for investigation or prosecution.

15. Dissemination and Amendment

     This Code shall be distributed to each new employee of the Company upon commencement of his or her employment or other relationship with the Company. Each employee of the Company, shall make the appropriate certification found at the end of the Code and submit the original to the Human Resources Department for retention in the personnel file.

     The Company reserves the right to amend, alter or terminate this Code at any time and for any reason. A copy of the most current version of this Code can be obtained from the Human Resources Department.

     This document is not an employment contract between the Company and any of its employees, and does not alter the Company’s at-will employment policy.

Adopted January 19, 2005